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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. _____)*


                        SHOWSCAN ENTERTAINMENT, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 8253 97102
                                 ----------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              January 13, 1997
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 8253 97102

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    ALAN J. ANDREINI

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  [ ]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF; 00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           427,166

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       36,500

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         427,166

                10  SHARED DISPOSITIVE POWER

                    36,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    463,666

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.2%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                SCHEDULE 13D
                                ------------

     This Statement on Schedule 13D reflects information as of July 2, 1999 and is being amended simultaneously by the filing of a Schedule 13G pursuant to Rule 13d-1(c). Information contained in this Statement on
Schedule 13D regarding persons other than the Reporting Person is to the best knowledge of the Reporting Person.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Showscan Entertainment, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3939 Landmark Street, Culver City, CA 90232.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Alan J. Andreini (the "Reporting Person"). This Statement reflects ownership of Common Stock (i) by the Reporting Person for his own account, and (ii) by persons for whom the Reporting person currently exercises trading authority. This Statement also includes certain information about ownership of Common Stock by persons for whom the Reporting Person previously exercised trading authority. The Reporting Person is currently authorized to exercise trading and voting authority over: (i) the account of the Kiskiminetas Springs School (the "School") at PaineWebber; (ii) the account of The Andreini Foundation, a not-for-profit corporation (the "Foundation"); (iii) the account of John D. Andreini and Blanche M. Andreini at Cheevers Hand & Angeline, Inc. (the "Parents"); and (iv) an account at Piper Jaffray, Inc. for the benefit of Alan J. Andreini Jr. (the "Son"), under Illinois Uniform Transfers to Minors Act. The Reporting Person is currently authorized to exercise trading (but not voting) authority over (i) the account of Giovane Ltd. ("Giovane") at Piper Jaffray, Inc. and (ii) the account of Rachel Bauer ("Bauer"), at Piper Jaffray, Inc. From April 1996 to February 22, 1999, the Reporting Person was authorized to exercise trading and voting authority over the account of the School at Piper Jaffray, Inc. In addition, from August 10, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Janice Fuellhart; and from December 28, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Kendra Goldenway. (each of such individuals being referred to individually as an "Individual" and collectively as the "Individuals"). Pursuant to the rules promulgated under the federal securities laws, the Reporting Person: (i) may be deemed to have been the beneficial owner of the Common Stock owned by each of the Individuals during the respective periods described above because the Reporting Person shared investment power during such respective periods in respect of the shares of Common Stock held by each Individual; (ii) may be deemed to have been the beneficial owner of the Common Stock held by the School in its account at Piper Jaffray, Inc. during the period described above because the Reporting Person shared investment and voting power over that account during such period; (iii) may be deemed to have been the beneficial owner of the Common Stock previously held by the School in its account at PaineWebber and of the Common Stock held in the Parents' account because the Reporting Person shares investment and voting power over such accounts; (iv) may be deemed to be the beneficial owner of the Common Stock held by the Foundation and the Common Stock held by the Son because the Reporting Person has sole investment and voting power in respect of such Common Stock; and (v) may be deemed to have been the beneficial owner of the Common Stock previously held by Giovane and Bauer because the Reporting Person shares investment power over their accounts. The Reporting Person disclaims beneficial ownership of the Common Stock reported herein, except for the Common Stock owned by the Reporting Person for his own account.

     (b) - (c) The business address and principal occupation of the Reporting Person, and the name, principal business and address of the employer of the Reporting Person, is as follows:

      Reporting Person:       Alan J. Andreini

      Principal Occupation:   President and Chief Executive Officer of
                              InterWorld Corporation, a corporation
                              principally engaged in the provision of
                              Internet commerce software for sales,
                              order management, fulfillment, customer
                              service and other applications.

      Business Address and
      Address of Employer:    395 Hudson Street, New York NY 10014

     (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares of Common stock of the Issuer acquired by the Reporting Person for his own account were acquired using his personal funds. Shares of Common Stock acquired for the account of the School, the Foundation, the Parents, the Son, Giovane, Bauer, and each Individual were acquired using the funds of such persons. None of the shares acquired by the Reporting Person for his own account or for the accounts of others were acquired with borrowed funds. The aggregate purchase price, including mark-ups, paid for the shares of Common Stock acquired by the Reporting Person for his own account (without giving effect to any subsequent sales of those shares) was $900,750.80. The aggregate purchase price, including markups, paid by the School, the Parents, the Foundation, the Son, Giovane, Bauer, and the Individuals for the Common Stock purchased during the respective periods when the Reporting Person exercised trading authority (without giving effect to any subsequent sales of those shares) was $963,875.28.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the shares for investment purposes. The Reporting Person has no plans to or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to acquire additional securities of the Issuer and to sell securities of the Issuer, in each case, from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 2, 1999, the Reporting Person held for his own account 383,000 shares of Common Stock of the Issuer, representing approximately 6.8% of the Issuer's outstanding Common Stock, the Foundation held 41,000 shares of Common Stock, representing approximately 0.7% of the Issuer's outstanding Common Stock, the Son's account held 3,166 shares of Common Stock, representing approximately 0.06 % of the Issuer's outstanding Common Stock, the Parents' held 36,500 shares of Common Stock, representing approximately 0.7% of the Issuer's outstanding Common Stock, the School held 0 shares of Common Stock in its account at PaineWebber, Giovane held 0 shares of Common Stock, and Bauer held 0 shares of Common Stock. (The foregoing percentages are, in each case, based on there being 5,642,058 shares of Common Stock currently outstanding as reported in the Form 10-Q of the Issuer filed on February 16, 1999).

     As of February 22, 1999, the School held 0 shares of Common Stock in its account at Piper Jaffray, Inc. As of March 10, 1999, Janice Fuellhart held 0 shares of Common Stock; and Kendra Goldenway held 0 shares of Common Stock.

     (b) (i) As of July 2, 1999, the Reporting Person has the sole power to vote and the sole power to dispose of (a) 383,000 shares of Common Stock held by the Reporting Person for his own account, (b) 41,000 shares of Common Stock held in the account of the Foundation, and (c) 3,166 shares of Common Stock held in the account of the Son. Therefore, as of July 2, 1999, the Reporting Person had the sole power to vote and dispose of 427,166 shares of Common Stock.

     As of July 2, 1999, the Reporting Person has shared power to dispose of and shared power to vote 36,500 shares of Common Stock (which shares of Common Stock are held in the account of the Parents).

     During the respective periods set forth in Item 2(a) when the Reporting Person exercised trading authority over the account of each of the Individuals, the Reporting Person shared power to dispose of shares of Common Stock held in the account of each Individual. During the period set forth in Item 2(a), when the Reporting Person exercised trading authority over the account of the School at Piper Jaffray, Inc., the Reporting Person had shared power to vote and dispose of shares of Common Stock held in such account.

     (ii) With respect to shares of Common Stock held in the account of each Individual, the Reporting Person shared dispositive power with such party. The business address, principal occupation and citizenship of the Individuals, and the name, principal business and address of, such Individual's employer, is as follows;

Janice Fuellhart

      Principal Occupation:   Executive, Deputy Chairman of Page One
                              Communications, a company principally
                              engaged in the provision of paging
                              services and equipment

      Business Address and
      Address of Employer:    #2 Brentside Executive Center
                              Great West Road
                              Brentford, Middlesex, Great Britain
                              TW89DA

      Citizenship:            United States

Kendra Goldenway

      Principal Occupation:   Not currently employed

      Address:                P.O. Box 21
                              Ross, CA  94957

      Citizenship:            United States

     The business address, principal occupation and citizenship of each person with whom the Reporting Person shared dispositive and voting power over the Common Stock held in the account of the School at Piper Jaffray, Inc., and the name, principal business and address of such person's employer, is as follows:

Michael J. Yukevich:

      Principal Occupation:   Attorney

      Business Address &      Yukevich, Blume, Marchetti & Zangrilli, P.C.
      Address of Employer:    One Gateway Center
                              Sixth Floor
                              Pittsburgh, PA  15222

      Citizenship:                  United States

Linda K. Miller:

      Principal Occupation:   Business Manager of the Kiskimentas
                              Springs School

      Business Address &      1888 Brett Lane
      Address of Employer:    Saltsburg, PA  15681

      Citizenship:            United States

     The business address, principal occupation and citizenship of each person with whom the Reporting Person shares dispositive and voting power over the Common Stock held in the account of the School at PaineWebber, and the name, principal business and address of such person's employer, is as follows:

John A. Pidgeon:

      Principal Occupation:   Headmaster of the Kiskiminetas Springs School

      Business Address &      1888 Brett Lane
      Address of Employer:    Saltsburg, PA  15681

      Citizenship:            United States

     The information required by Item 2 of Schedule 13D for each person with whom the Reporting Person shares dispositive power over the Common Stock held in the account of Giovane is as follows:

Giovane Ltd.:

      State of Organization:  New York

      Principal Business:     Manufacturer of Jewelry

      Address of Principal    30 Rockerfeller Plaza
      Business/Principal      Room 4330
      Office:                 New York, NY 10020

The information required by Item 2 of Schedule 13D for each person with whom the Reporting Person shares dispositive power over the Common Stock held in the account of Bauer is as follows:

Rachel Bauer

      Principal Occupation::  Jewelry sales

      Address:                30 Rockerfeller Plaza
                              Room 4330
                              New York, NY 10020

      Citizenship:            United States

     The address, principal occupation and citizenship of Blanche M. Andreini, with whom the Reporting Person shares dispositive and voting power over the Common Stock held in the account of John D. Andreini and Blanche M. Andreini (John D. Andreini died in April 1998) is as follows:

      Address:                6145 Beaconwood Road
                              Lake Worth, Florida  33467-6803

      Principal Occupation:   Retired

      Citizenship:            United States

     (iii) To the best knowledge of the Reporting Person, during the last five years, none of the persons named in this paragraph (b) of Item 5: (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (II) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitory or mandatory activities subject to, federal or state securities laws or findings with respect to such laws.

     (c) Prior to the date hereof, the Reporting Person effected transactions in the Common Stock as set forth in Appendices A through H hereto, which are incorporated herein by reference. All of the transactions reflected in Appendices A through H were effected in open market transactions on The Nasdaq Stock Market.

     (d) During the respective periods when the Reporting Person had trading authority over the accounts of the School at Piper Jaffray, Inc. and each Individual, the School and each Individual, respectively, had the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in such respective accounts. The School has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the PaineWebber account. The Foundation, Giovane, and Bauer, respectively, have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in their accounts at Piper Jaffray, Inc., and Blanche M. Andreini has the right to receive, and has power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the Parent's account. The Son has the right to receive dividends from, and the proceeds from the sale of, the Common Stock held in the Son's account at Piper Jaffray, Inc., in accordance with Illinois Uniform Transfers to Minors Act. None of such persons has an interest of more than 5% of the outstanding Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Securities Trading Authorization Agreement, the form of which is filed as Exhibit 1 hereto, the Reporting Person is or was authorized to buy, sell and trade in securities for the account of Giovane, Bauer, and each of the Individuals maintained at Piper Jaffray, Inc. Pursuant to a Resolution and Trading Authorization, the form of which is filed as Exhibit 2 hereto, the Reporting Person is authorized to authorize transactions and transfers on behalf of the Foundation, and was authorized to authorize transactions and transfers on behalf of the School in their respective accounts at Piper Jaffray, Inc. Pursuant to a Corporate Resolution, a copy of which is attached hereto as Exhibit 3, the Reporting Person is authorized to act on behalf of the School in connection with the account of the School at PaineWebber. Pursuant to an authorization, a copy of which is attached hereto as Exhibit 4, the Reporting Person is authorized to act on behalf of the Parents in connection with the Parents' account at Cheevers Hand & Angeline, Inc. The Reporting Person is the custodian of the Son's account at Piper Jaffray, Inc., which was established by the Reporting Person under the Illinois Uniform Transfers to Minors Act with standard Piper Jaffray, Inc. account agreements. Each of such accounts (other than the Individuals, Giovane, Bauer, the School at Piper Jaffray, Inc., and the School at Paine Webber) currently holds shares of Common Stock.

     The shares of Common Stock held by the Reporting Person for his own account are held by the Reporting Person in a margin account at Piper Jaffray, Inc pursuant to standard broker account agreements containing customary provisions, including a pledge by the Reporting Person of all shares in the margin account, including the shares of Common Stock. Pursuant to such agreements, the broker is authorized under certain conditions to sell any securities held in such account, including the shares of Common Stock. The shares of Common Stock held in the account of the Foundation, the School and the Parents are held, and the shares of Common Stock held in the accounts of Giovane, Bauer, and the Individuals may also be held, in margin accounts containing similar customary provisions.

     Except as otherwise described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1. EXHIBIT 1 - Form of Securities Trading Authorization
                  Agreement among Alan J. Andreini, Piper Jaffray, Inc. and each of the following:
                        Giovane Ltd., dated March 5, 1997
                        Rachel Bauer, dated February 28, 1997
                        Janice Fuellhart, dated August 10, 1997
                        Kendra Goldenway, dated December 28, 1997

            99.2. EXHIBIT 2 - Form of Resolution and Trading Authorization
                  between Piper Jaffray, Inc. and each of the following:

                        The Andreini Foundation
                        Kiskiminetas Springs School

            99.3. EXHIBIT 3 - Corporate Resolutions of the Kiskiminetas
                  Springs School, dated January 15, 1997.

            99.4. EXHIBIT 4 - Authorization in respect of the account of John
                  D. Andreini and Blanche M. Andreini, dated February 1, 1997.

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 2, 1999


                                          /s/ Alan J. Andreini
                                          ---------------------------------
                                          Alan J. Andreini

                                 APPENDIX A
         TRANSACTIONS FOR ACCOUNT OF ALAN J. ANDREINI PRES. & COO.

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  11/15/96     PURCHASE        5,000             5.5000
  01/07/97     PURCHASE        5,000             4.1250
  04/10/97     PURCHASE        5,000             2.7500
  04/10/97     PURCHASE        2,500             2.8750
  04/11/97     PURCHASE        2,500             2.8750
  04/14/97     PURCHASE        2,500             2.8750
  04/14/97     PURCHASE        2,500             2.8750
  04/14/97     PURCHASE        5,000             2.9375
  04/14/97     PURCHASE        5,000             2.9375
  04/15/97     PURCHASE        5,000             2.9375
  04/15/97     PURCHASE        5,000             2.9375
  04/17/97     PURCHASE        5,000             2.6875
  04/17/97     PURCHASE        5,000             2.7500
  07/10/97     PURCHASE        1,500             2.6250
  09/05/97     PURCHASE       10,000             2.6250
  09/08/97     PURCHASE        5,000             2.7500
  09/08/97     PURCHASE        5,000             2.7500
  09/08/97     PURCHASE        5,000             2.7500
  09/08/97     PURCHASE        5,000             2.7500
  09/08/97     PURCHASE        5,000             2.6250
  09/11/97     PURCHASE        3,000             2.8750
  09/11/97     PURCHASE        2,000             2.9375
  09/12/97     PURCHASE        4,000             2.9375
  09/12/97     PURCHASE        1,000             2.8750
  09/19/97     PURCHASE        5,000             3.0000
  09/22/97     PURCHASE        5,000             3.0000
  09/24/97     PURCHASE       10,000             3.1250
  09/25/97     PURCHASE        5,000             3.1250
  09/25/97     PURCHASE        5,000             3.1250
  09/25/97     PURCHASE        5,000             3.1250
  09/26/97     PURCHASE        5,000             3.1250
  09/30/97     PURCHASE        5,000             3.1250
  10/01/97     PURCHASE        3,500             3.0000
  10/14/97     PURCHASE        5,000             3.2500
  10/14/97     PURCHASE        5,000             3.2500
  10/14/97     PURCHASE        5,000             3.2500
  10/14/97     PURCHASE        5,000             3.2500
  10/15/97     PURCHASE        5,000             3.2500
  10/15/97     PURCHASE        5,000             3.2500
  10/17/97     PURCHASE        1,000             3.1250
  10/20/97     PURCHASE        1,000             3.3750
  10/22/97     PURCHASE        5,000             3.2500
  10/23/97     PURCHASE        1,000             3.1250
  10/24/97     PURCHASE        1,000             3.0625
  10/29/97     PURCHASE        1,000             3.0000
  10/29/97     PURCHASE        1,000             3.0000
  10/30/97     PURCHASE        1,000             2.9375
  10/30/97     PURCHASE        1,000             3.0000
  10/30/97     PURCHASE        5,000             2.8750
  10/30/97     PURCHASE        1,000             2.9375
  10/30/97     PURCHASE        4,000             3.0000
  10/31/97     PURCHASE        1,000             3.0625
  10/31/97     PURCHASE       10,000             3.0312
  11/03/97     PURCHASE        3,000             2.8750
  11/03/97     PURCHASE        5,000             3.0000
  11/03/97     PURCHASE        5,000             3.0000
  11/04/97     PURCHASE        1,000             3.0625
  11/04/97     PURCHASE        5,000             3.0000
  11/05/97     PURCHASE        7,000             3.0000
  11/11/97     PURCHASE        1,000             3.0000
  11/14/97     PURCHASE        1,000             2.7500
  11/17/97     PURCHASE        1,000             2.6875
  11/19/97     PURCHASE        2,000             2.6250
  11/20/97     PURCHASE        5,000             2.6250
  11/21/97     PURCHASE        1,000             2.6250
  11/28/97     PURCHASE        2,000             2.3750
  11/28/97     PURCHASE        3,000             2.3750
  12/01/97     PURCHASE        4,000             2.3750
   12/02/97    PURCHASE        1,000             2.3750
  12/03/97     PURCHASE          100             2.3750
  12/05/97     PURCHASE          100             2.5000
  12/05/97     PURCHASE          100             2.3750
  12/05/97     PURCHASE        1,000             2.5000
  12/08/97     PURCHASE        2,000             2.5000
  12/09/97     PURCHASE        1,000             2.0000
  12/09/97     PURCHASE        4,000             2.1250
  12/10/97     PURCHASE        3,000             1.6875
  12/11/97     PURCHASE          100             1.7500
  12/15/97     PURCHASE          100             1.6875
  03/26/98     PURCHASE       10,000             1.1250
   03/30/98    PURCHASE          100             1.1875
  10/22/98     PURCHASE      383,000             0.1000
  12/24/98       SOLD         50,000             0.0762
  12/28/98       SOLD        100,000             0.0591
   12/30/98      SOLD        100,000             0.0440
  12/31/98       SOLD         95,000             0.0445
  12/31/98       SOLD         30,000             0.0550
  12/31/98       SOLD         17,600             0.0500
  12/31/98       SOLD         10,000             0.0550
  01/01/99       SOLD         10,000             0.0700
  01/01/99       SOLD         20,000             0.0600

                                APPENDIX B
   TRANSACTIONS FOR PIPER JAFFRAY ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL


                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  01/07/97     Purchase        7,000             4.1250
  01/20/97     Purchase       10,000             4.5000
  02/03/97     Purchase        2,500             4.0000
  04/08/97     Purchase        7,000             2.3750
  04/10/97     Purchase        2,500             3.0000
  04/11/97     Purchase        2,500             2.8750
  04/17/97     Purchase       10,000             2.7300
  04/18/97     Purchase        2,500             2.8125
  04/21/97     Purchase        5,000             2.6250
  04/28/97     Purchase       10,000             2.3750
  06/30/97     Purchase        3,000             2.5000
  07/07/97     Purchase        2,000             2.5000
  07/08/97     Purchase        2,000             2.5000
  07/09/97     Purchase        2,000             2.6250
  07/09/97     Purchase        2,000             2.6250
  07/09/97     Purchase        2,000             2.6250
  07/09/97     Purchase        2,500             2.6250
  07/10/97     Purchase        3,000             2.6250
  07/10/97     Purchase        2,000             2.6250
  07/10/97     Purchase        2,500             2.6250
  07/11/97     Purchase        1,000             2.6250
  08/28/97     Purchase        5,000             2.3750
  08/28/97     Purchase        5,000             2.3750
  08/29/97     Purchase       10,000             2.5000
  08/29/97     Purchase       10,000             2.5000
  08/29/97     Purchase       10,000             2.5000
  09/01/97     Purchase       17,000             2.3125
  09/05/97     Purchase        5,000             2.6250
  09/30/97     Purchase        5,000             3.1250
  10/01/97     Purchase        7,000             3.0000
  10/03/97     Purchase        5,000             3.0000
  10/06/97     Purchase        5,000             3.0000
  10/10/97     Purchase        5,000             3.1250
  11/04/97     Purchase        5,000             3.0625
  12/30/97     Purchase        2,000             1.1250
  12/31/97     Purchase        2,000             1.0625
  12/31/97     Purchase        3,000             1.0625
  12/31/97     Purchase        2,000             1.0625
  01/07/98     Purchase        2,000             1.4375
  01/07/98     Purchase        2,000             1.4375
  01/08/98     Purchase        3,000             1.5000
  01/09/98     Purchase        2,000             1.5000
  01/20/98     Purchase        2,000             1.5000
  01/20/98     Purchase        2,000             1.5000
  01/20/98     Purchase        3,000             1.5000
  01/22/98     Purchase        3,000             1.4375
  01/22/98     Purchase        2,000             1.5000
  01/22/98     Purchase        1,000             1.5000
  01/22/98     Purchase        4,000             1.6250
  01/22/98     Purchase        1,500             1.5000
  01/23/98     Purchase        5,000             1.7500
  01/23/98     Purchase        5,000             1.7500
  01/30/98     Purchase        1,000             1.7500
  02/05/98     Purchase          500             1.6875
  03/09/98     Purchase        5,000             1.3125
  03/26/98     Purchase       15,000             1.1250
  03/28/98     Purchase       15,000             1.1250
  03/27/98     Purchase       10,000             1.1250
  04/22/98     Purchase        5,000             0.8125
  10/22/98       Sold        383,000             0.1000

                                APPENDIX B-1
    TRANSACTIONS FOR PAINEWEBBER ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL


                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  01/17/97     Purchase        5,000             4.5000
  01/21/97     Purchase       10,000             4.2500
  01/29/97     Purchase        5,000             4.3750
  02/09/99       Sold          5,000             0.1700
  02/09/99       Sold         10,000             0.1563
  02/09/99       Sold         35,000             0.1300

                                APPENDIX C
         TRANSACTIONS FOR ACCOUNT OF JOHN D. ANDREINI AND BLANCHE M. ANDREINI

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  11/04/98     Purchase       10,000             0.2200
  11/04/98     Purchase       10,000             0.2000
  11/17/98     Purchase       16,500             0.2900
  12/22/98       Sold         36,500             0.0900

                                APPENDIX D
         TRANSACTIONS FOR ACCOUNT OF THE ANDREINI FOUNDATION

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  12/23/97     Purchase        2,000             1.1875
  12/23/97     Purchase        3,000             1.1875
  12/24/97     Purchase        5,000             1.1250
  12/24/97     Purchase        1,000             1.1250
  12/26/97     Purchase        2,000             1.0625
  12/26/97     Purchase        3,000             1.0625
  12/26/97     Purchase        5,000             1.1250
  12/30/97     Purchase        2,000             1.2500
  12/30/97     Purchase        2,000             1.2500
  12/30/97     Purchase        2,000             1.2500
   12/30/97    Purchase        2,000             1.1250
   01/08/98    Purchase        2,000             1.4375
   01/12/98    Purchase        2,000             1.5000
   01/14/98    Purchase        2,000             1.5000
   01/14/98    Purchase        2,000             1.5000
   01/15/98    Purchase        2,000             1.5000
   01/20/98    Purchase        2,000             1.5000

                                APPENDIX E
         TRANSACTIONS FOR ACCOUNT OF JANICE FUELLHART

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  10/09/97     Purchase       12,000             3.0000
  10/14/97     Purchase        3,000             3.2500
  01/27/98     Purchase        5,000             1.6250
  12/16/98       Sold         20,000             0.1300

                                APPENDIX F
         TRANSACTIONS FOR ACCOUNT OF KENDRA GOLDENWAY

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  12/10/97     Purchase        5,000             1.7500
  12/26/97     Purchase        2,000             1.0625
  12/26/97     Purchase        3,000             1.1250
  01/13/98     Purchase        2,000             1.5000
  01/15/98     Purchase        2,000             1.5000
  01/15/98     Purchase        3,000             1.5000
  01/16/98     Purchase          750             1.5000
  01/16/98     Purchase          250             1.5000
  12/10/98       Sold         13,000             0.1000
  12/10/98       Sold          5,000             0.1200

                                APPENDIX G
         TRANSACTIONS FOR ACCOUNT OF GIOVANE

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  05/22/97     Purchase        2,000             2.5000
  05/27/97     Purchase        3,000             2.5625
  06/05/97     Purchase        3,000             2.3125
  06/24/97     Purchase        2,000             2.7500
  06/25/97     Purchase        2,000             2.7500
  06/27/97     Purchase        1,000             2.6250
  03/09/98       Sold         13,000             1.3125

                                 APPENDIX H
                     TRANSACTIONS FOR ACCOUNT OF BAUER

                TYPE OF                      PURCHASE PRICE
 TRADE DATE   TRANSACTION    QUANTITY        IN U.S. DOLLARS
----------------------------------------------------------------------

  02/10/97     Purchase        2,000             4.2500
  04/07/97     Purchase        2,000             2.6250
  04/07/97     Purchase        2,000             2.6250
  04/08/97     Purchase        2,000             2.6250
  06/06/97     Purchase        2,000             2.3750
  07/11/97     Purchase        2,000             2.7500
  10/02/97     Purchase          250             3.0000
  01/16/98     Purchase          750             1.5000
  06/11/98       Sold          7,500             0.5000
  06/12/98       Sold          5,500             0.5000